FLEXSTEEL ANNOUNCES ACCEPTANCE FOR PAYMENT

OF SHARES IN DMI FURNITURE TENDER OFFER

Subsequent Offering Period Commenced

DUBUQUE, Iowa, September 18, 2003—Flexsteel Industries, Inc. (Nasdaq:FLXS) announced today that the initial offering period for its cash tender offer for all the outstanding common stock of DMI Furniture, Inc. (Nasdaq:DMIF) expired at 12:00 midnight, New York City Time, on Wednesday, September 17, 2003. As of the initial expiration of the offer, 3,968,638 shares (including 400,219 shares subject to guaranteed delivery), of DMI’s common stock, representing approximately 91.7% of DMI’s outstanding shares, had been tendered. Flexsteel has accepted for payment all validly tendered shares. Payments for accepted shares will be made promptly through American Stock Transfer and Trust Company, the depositary for the offer.

Flexsteel is providing a subsequent offering period, which commences today and expires at 5:00 p.m., New York City Time, on Wednesday, October 1, 2003. The subsequent offering period is intended to permit DMI stockholders whose shares were not tendered in the initial offering period the opportunity to obtain the offer price for their shares on an expedited basis. During the subsequent offering period, shares of DMI common stock will be accepted and paid for promptly as they are tendered. DMI stockholders who tender their shares during the subsequent offering period will be paid the same $3.30 per share consideration paid during the initial offering period. Shares of DMI common stock tendered during the subsequent offering period may not be withdrawn.

As soon as practicable after the expiration of the subsequent offering period, Flexsteel intends to consummate a merger in which remaining DMI stockholders will receive the same cash price per share paid in the tender offer.

A manufacturer of upholstered furniture, Flexsteel Industries, Inc. is headquartered in Dubuque, Iowa with additional factories in Lancaster, Pennsylvania; Riverside, California; Dublin, Georgia; Harrison, Arkansas; Starkville, Mississippi; and New Paris, Indiana.

DMI Furniture, Inc. is a Louisville, Kentucky based vertically integrated manufacturer, importer, and marketer of residential and commercial office furniture with four manufacturing plants and warehouses in Indiana and manufacturing sources in Asia and South America. DMI Furniture’s divisions are WYNWOOD, Homestyles and DMI Commercial Office Furniture.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of DMI. The tender offer is being made pursuant to a tender offer statement and related materials. DMI Industries, Inc. stockholders are advised to read the tender offer statement regarding the acquisition of DMI Furniture, Inc., which has been filed by Flexsteel Industries, Inc. with the U.S. Securities and Exchange Commission (SEC), and the related solicitation/recommendation statement, which has been filed by DMI Furniture, Inc with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the offer. These documents and others filed by Flexsteel Industries, Inc. and DMI Furniture, Inc. with the SEC are available free of charge at the SEC’s web site at http://www.sec.gov. The tender offer statement and solicitation/recommendation statement may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Flexsteel Industries, Inc. by directing a request by mail to Flexsteel Industries, Inc., P. O. Box 877, Dubuque, Iowa 52004-0877, Attn: Timothy E. Hall, or by fax 563-556-8345.

CONTACT:	Flexsteel Industries, Inc., Dubuque, Iowa
Timothy E. Hall, Treasurer, 563-556-7734 x392